0 - 30768
P.E.
5/31/02

02041046

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
JUN 18 2002
WASH, D.C. 155 SECTION

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of May, 2002

Voyus Ltd.
(SEC File No: 000-30768)

PROCESSED
JUL 16 2002
THOMSON FINANCIAL

Reid House
31 Church Street
Hamilton, HM Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Voyus Ltd.

Date June 3/02

By: ________________
Basil Peters, ~~Chairman~~

BRITISH COLUMBIA
ALBERTA

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia) and corresponding provisions of the securities legislation in other Provinces

Item 1 - Reporting Issuer:

Voyus Ltd. ("Voyus")
Reid House, 31 Church Street
Hamilton, HM12, Bermuda, BWI

Item 2 - Date of Material Change:

May 17, 2002

Item 3 - Press Release:

The Press Release dated May 17, 2002 was forwarded to the TSX Venture Exchange and disseminated via Canada Stockwatch, Market News and Canada NewsWire Ltd.

A copy of the Press Release is attached as Schedule "A".

Item 4 - Summary of Material Change:

Voyus and Gary Simkin, President of I Care Community Associates Ltd. ("ICCA"), announced an agreement for the global restructuring of ICCA's investment in Voyus. The restructuring will include a new private placement financing to be undertaken by Voyus, the conversion by ICCA of amounts owing to them under the existing convertible debenture (the "Debenture") and additional advances by ICCA to Voyus under the Debenture. Additional incentive stock options, a share consolidation and an agreement concerning representation by ICCA's nominees on Voyus' board of directors were also announced.

Item 5 - Full Description of Material Change:

For a full description of the material change, see Schedule "A".

Item 6 - Reliance on Section 85(2) of the Act:

Not Applicable.

Item 7 - Omitted Information:

Not Applicable.

Item 8 - Senior Officer:

Basil Peters, Chairman
Telephone: 604.320.6566

Item 9 - Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

Dated at Burnaby, British Columbia this 24th day of May, 2002.

VOYUS LTD.

Per:

signed "Basil Peters"
Basil Peters, Chairman

IT IS AN OFFENCE FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule "A"

Voyus to Offer New Equity and Restructure I CARE Investment

TSXV Trading Symbol: VCS.U

Hamilton, Bermuda, May 17, 2002 – Shawn Chute, CEO of Voyus Ltd. (TSXV: VCS.U), and Gary Simkin, President of I Care Community Associates Ltd. ("ICCA"), are pleased to announce an agreement for the global restructuring of ICCA's investment in Voyus Ltd. ("Voyus"). The restructuring will substantially improve Voyus' balance sheet while strengthening its close relationship with ICCA.

New Financing
Voyus will undertake a new private placement offering (the "Financing") of up to 10,000,000 units at a price of US$0.065 per unit. Each unit will comprise one common share and one-half of a warrant to purchase one additional common share at a price of US$0.075 until December 31, 2002.

Loan Conversion
In order to facilitate the Financing, ICCA, upon the satisfaction of certain conditions by Voyus, will convert CDN$1.75 million previously advanced to Voyus under a convertible debenture (the "Debenture") into 21,033,654 common shares of Voyus (inclusive of shares issuable to ICCA as a bonus for past loans to Voyus). It is anticipated that the conditions precedent to this loan conversion will occur within 7 days. In partial consideration for this conversion, ICCA will cancel all share purchase warrants and other rights to invest additional funds in Voyus provided in earlier agreements.

New Debt Financing
ICCA has advanced to Voyus an additional CDN$400,000 and has agreed to advance an additional CDN$100,000. The principal amount of this advance will be convertible under the Debenture, as amended, into units of Voyus at the rate of US$0.065 per unit. Each unit will comprise one Voyus common share and one-quarter of a warrant to purchase one additional common share, exercisable at a price of US$0.10 per share, until December 31, 2002.

Demand for repayment of the new CDN$500,000 principal amount of the Debenture may not be made until March 2004, except to protect ICCA's interest in the event of default. ICCA will use its best efforts to convert this principal amount into Voyus common shares, as soon as possible after September 30, 2002.

In order to ensure that Voyus has adequate working capital and in further consideration of the CDN$1.75 million loan conversion, ICCA will have the right to make additional advances under the Debenture on a dollar for dollar basis with the amount raised in the Financing and to provide up to 50% of the Financing by advancing up to US$325,000 under the Debenture. ICCA will convert any such advances, as they are made, in accordance with the terms of the Debenture. The total of the Financing and any such ICCA advances will not exceed US$650,000.

Voyus will pay ICCA a bonus in consideration of the new CDN$500,000 advance and any advances in respect of the Financing, consisting of the issuance of Voyus common shares, equal to 20% of the total number of shares issued to ICCA upon the conversion of such advances.

Incentive Options
In order to continue to provide incentives to its employees and management, Voyus has increased the number of shares issuable under its stock option plan to 20% of the total number of shares issued and outstanding on the completion of the transactions described above. Options will be granted to purchase a total of 9,050,000 common shares at a price of US$0.065 each for a term of five years. These options will vest as to 25% initially and the balance over three years.

Board Representation
Voyus will propose for election one individual nominated by ICCA for each 10% of all of the issued and outstanding voting securities of Voyus held by ICCA as at the record date of any meeting of Voyus' shareholders at which directors are to be elected. In addition, based upon the proposed restructuring, ICCA will be entitled to nominate four directors, of a current total of eight, for election at Voyus' forthcoming annual general meeting.

Separately, Dr. Robin Louis of Ventures West has resigned as a director of Voyus. The board of directors wishes to thank Dr. Louis for his contribution to the company.

Share Consolidation
Voyus' board and management have determined that it will be necessary to consolidate the company's common shares in order to attract new financing and facilitate future business transactions. Voyus will seek shareholder approval of such a consolidation, in a ratio to be determined following discussion with its advisors, at its forthcoming annual general meeting.

The ICCA investment restructuring will result in a change of control of Voyus and, together with the other transactions described herein, is subject to regulatory and shareholder approval.

About Voyus (www.voyus.com)
Voyus provides a complete suite of Managed IT Services that reduce overall costs and increase productivity for its business customers. Voyus' technology completely automates the entire desktop and server management process, simplifying IT management and reducing technical support challenges for its customers.

Voyus helps businesses budget for IT by determining when, where and why IT dollars are spent and how they correspond to overall business objectives. Once a business' IT needs are determined, Voyus provides comprehensive subscription-based IT service bundles that simplify essential IT management.

Subscription-based services include Voyus' technical Help Desk, 24 x 7 remote monitoring, remote control and online support as well as onsite service and email protection. Together these services guarantee 100% problem resolution. In addition, Voyus provides full consulting, web site management services, project management and implementation services.

About I Care Community Associates Ltd.
Based in Richmond, B.C., I Care Community Associates Ltd. is aggressively assembling the resources and technologies to enhance interaction and commerce amongst virtual and local communities. The company's focus is to improve the individual community members' experience in relation to private businesses, civil associations and public institutions. To that end, ICCA is establishing a managed service offering which establishes links within a community and then offers support services that facilitate the resulting increase in activity amongst all parties. ICCA has established ownership or developed partnerships with numerous high tech companies which will play a role in the managed service offering.

ICCA is led by Gary Simkin, an entrepreneur whose most recent successes include developing Shared Network Services, Canada's leading credit and debit card processor, and Assure Health, which automates pharmacy claims and payment procedures for insurance companies. These two Simkin family companies were sold to BCE Emergis in the fall of 1999. Mr. Simkin also founded Newgen Results Corporation, a Customer Relationship Management (CRM) software provider which was sold to Teletech Holdings Inc. in December 2000.

Disclaimer
This News Release may contain certain statements related to revenue, expenses, development plans and similar items that represent forward-looking statements. Such statements are based on assumptions and estimates related to future economic and market conditions. The assumptions are reviewed regularly by management, however, they involve risks and uncertainties, including,

without limitation, changes in markets and competition, technological and competitive developments, and potential downturns in economic conditions generally, that could cause actual results to differ materially from those contemplated in the forward-looking statements.

BRITISH COLUMBIA
ALBERTA

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia) and corresponding provisions of the securities legislation in other Provinces

Item 1 - Reporting Issuer:

Voyus Ltd. ("Voyus")
Reid House, 31 Church Street
Hamilton, HM12, Bermuda, BWI

Item 2 - Date of Material Change:

May 23, 2002

Item 3 - Press Release:

The Press Release dated May 23, 2002 was forwarded to the TSX Venture Exchange and disseminated via Canada Stockwatch, Market News and Canada NewsWire Ltd.

A copy of the Press Release is attached as Schedule "A".

Item 4 - Summary of Material Change:

Shawn Chute, CEO of Voyus Ltd. ("Voyus") (VCS.V) and Mike McLean, Chairman & CEO of PCsupport.com Inc. ("PCsupport") (OTTCBB: PCSP) announced today the signing of an agreement in principle for the business combination of Voyus and Pcsupport.

Item 5 - Full Description of Material Change:

For a full description of the material change, see Schedule "A".

Item 6 - Reliance on Section 85(2) of the Act:

Not Applicable.

Item 7 - Omitted Information:

Not Applicable.

Item 8 - Senior Officer:

Basil Peters, Chairman
Telephone: 604.320.6566

Item 9 - Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

Dated at Burnaby, British Columbia this 29th day of May, 2002.

VOYUS LTD.

Per:

[illegible]
Basil Peters, Chairman

IT IS AN OFFENCE FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

News Release

Voyus Ltd. and PCsupport.com, Inc. Propose Combination

TSXV Trading Symbol: VCS.U

Hamilton, Bermuda and Burnaby, BC, May 23, 2002 – Shawn Chute, CEO of Voyus Ltd. ("Voyus") (VCS.V) and Mike McLean, Chairman & CEO of PCsupport.com Inc. ("PCsupport") (OTTCBB: PCSP) announced today the signing of an agreement in principle for the business combination of Voyus and PCsupport.

Under the agreement in principle, shareholders of Voyus at the time of the completion will receive 66.66% and shareholders of PCsupport at the time of completion will receive 33.33%, respectively, of the shares of the combined company. Shawn Chute will be CEO and Mike McLean will be the Executive Vice President of the combined entity.

The agreement in principle requires that the parties use their best efforts to raise a minimum of US $700,000 to fund post-completion operations. As part of this financing, Voyus has advanced CDN$100,000 to PCsupport for near-term operating capital. This advance is secured by a charge against all of PCsupport assets. The transaction is subject to a number of conditions precedent, including the execution of a definitive agreement and all required regulatory and shareholder approvals.

"PCsupport.com has a proven capability in delivering high quality, timely support to desktop computer users for companies like Sears and Service Net," said Mike McLean, CEO of PCsupport. "Voyus is focused on delivering a technical support and IT service solution for networked computers and servers. The company's product lines are very complimentary. Together, the combined companies will have a broader service offering for customers of all sizes and types of IT infrastructure. The combination will also yield significant cost savings, allowing the new combined entity to reach profitability much sooner."

"By combining revenues and simultaneously cutting redundant costs, it makes our joint business model even more compelling," said Shawn Chute CEO of Voyus. "Significant gains are expected immediately as we expand our service offerings and leverage the complimentary proprietary technologies both companies have developed. PCsupport has successfully built a comprehensive 7 X 24 technical help desk serving customers across North America. Their "*MyHelpDesk*" service offering is a perfect compliment to our *"Voyus Managed Services"* offering. Their self-help, knowledge library, and chat components will integrate well with our remote control, remote monitoring, software distribution and asset management systems. By tying this all together with our Onsite Services Group and Channel Partners Program, we believe that we have a winning solution for a wide range of customers."

About Voyus (www.voyus.com)
Voyus provides a complete suite of Managed IT Services that reduce overall costs and increase productivity for its business customers. Voyus' technology automates the entire desktop and server management process, simplifying IT management and reducing technical support challenges.

Voyus helps businesses budget for IT by determining when, where and why IT dollars are spent and how they correspond to overall business objectives. Once a business' IT needs are determined, Voyus provides comprehensive subscription-based IT service bundles that simplify essential IT management.

Subscription-based services include Voyus' technical Help Desk, 24 x 7 remote monitoring, remote control and online support as well as onsite service and email protection. Together these services guarantee 100% problem resolution. In addition, Voyus provides full consulting, web site management services, project management and implementation services.

About PCsupport.com (www.pcsupport.com)

PCsupport.com is a leading provider of outsourced help desk solutions. The Company partners with corporations to assist them in reducing the costs of providing technical support services while improving the overall support experience of computer users through our MyHelpDesk System™. PCsupport.com has received numerous industry awards and accolades, including the 2001 WebStar Award, the 2001 MVP Award for Best IT Outsource Solution and the 2000 Harold H. Short Award for Innovations in Service.

FOR FURTHER INFORMATION PLEASE CONTACT:

Voyus Canada Inc.

Steve Smith/Zak Dingsdale

Investor Relations

Tel: (604) 642-0115

Email: ssmith@voyus.com

voyus™

May 22, 2002

B.C. Securities Commission
701 West Georgia
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
410, 300 – 5th Avenue, S.W.
Calgary, AB T2P 3C4

Canadian Venture Exchange
609 Granville Street
Vancouver, B.C. V7Y 1H1

Dear Sirs:

RE: VOYUS LTD.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 22nd day of May 2002.

1). Letter to Shareholders.
2). Audited Consolidated Financial Statements for the Year Ended December 31, 2001.
3). Schedules B and C to the Quarterly Report Form 51-901F for the quarter ended December 31, 2001.
3). Supplemental Mail Return Card.

Yours very truly,

"Steve Smith"
Investor Relations
(604) 642-0115

B.C.

FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

FOR QUARTER ENDED December 31, 2002

DATE OF REPORT May 21, 2002

NAME OF ISSUER Voyus Ltd.

ISSUER ADDRESS Reid House, 31 Church Street, Hamilton, Bermuda

ISSUER FAX NUMBER (604) 320-6569

ISSUER PHONE NUMBER (604) 320-6566

CONTACT PERSON John Farlinger

CONTACTS POSITION Chief Financial Officer

CONTACT TELEPHONE NUMBER (604) 320-6566

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

(signed) *Shawn Chute*	02/05/22
DIRECTOR'S SIGNATURE	DATE SIGNED (YY/MM/DD)
(signed) *Basil Peters*	02/05/22
DIRECTOR'S SIGNATURE	DATE SIGNED (YY/MM/DD)

Consolidated Financial Statements
(Expressed in United States dollars)

VOYUS LTD.

Years ended December 31, 2001 and 2000

KPMG
KPMG LLP
Chartered Accountants
Box 10426, 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Voyus Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

signed "KPMG LLP"

Chartered Accountants

Vancouver, Canada
April 12, 2002

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is a member firm of KPMG International, a Swiss association.

VOYUS LTD.

Consolidated Balance Sheets
(Expressed in United States dollars)

December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 92,255	$ 2,083,017
Accounts receivable	1,132,798	2,144,487
Inventory	180,196	282,450
Prepaid expenses and deposits	80,744	87,942
	1,485,993	4,597,896
Long-term receivables	15,664	16,707
Property and equipment (note 5)	838,574	1,143,453
Customer lists (note 6)	750,640	1,057,945
	$ 3,090,871	$ 6,816,001
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 7)	$ 167,572	$ 486,742
Accounts payable and accrued liabilities	1,229,520	1,368,152
Deferred revenue	374,842	138,808
Promissory notes (note 8)	924,912	-
	2,696,846	1,993,702
Shareholders' equity:		
Share capital (note 9)	15,382,956	14,930,176
Shares reserved for issuance (notes 9(c)(iii) and 9(c)(iv))	30,393	-
Deficit	(14,718,996)	(9,986,863)
Cumulative translation adjustment	(300,328)	(121,014)
	394,025	4,822,299
	$ 3,090,871	$ 6,816,001

Continuing operations (note 2)
Commitments (note 10)
Subsequent events (note 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

signed "Basil Peters" Director **signed "Shawn Chute"** Director

VOYUS LTD.

Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended December 31, 2001 and 2000

	2001	2000
Revenue:		
Services	$ 4,799,167	$ 4,244,888
Hardware and software sales	4,117,317	9,729,877
	8,916,484	13,974,765
Cost of goods sold	6,949,872	11,476,025
Gross margin	1,966,612	2,498,740
Expenses (income):		
Selling and marketing	1,732,108	2,749,255
General and administrative	3,418,684	4,937,906
Depreciation and amortization	418,463	488,143
Amortization of customer lists	779,012	489,620
Interest expense	74,370	20,156
Interest income	(14,350)	(19,581)
Foreign exchange gain	(15,313)	(40,199)
Loss on sale of property and equipment	-	654
Write-off of remote terminal network and work order registration process software (note 3(e))	-	312,921
Write-off of customer lists (note 3(g))	305,771	-
	6,698,745	8,938,875
Loss for the year	(4,732,133)	(6,440,135)
Deficit, beginning of year	(9,986,863)	(3,546,728)
Deficit, end of year	$ (14,718,996)	$(9,986,863)
Loss per share (note 3(k))	$ (0.16)	$ (0.29)

See accompanying notes to consolidated financial statements.

VOYUS LTD.

Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended December 31, 2001 and 2000

	2001	2000
Cash provided by (used in):		
Operations:		
Loss for the year	$ (4,732,133)	$ (6,440,135)
Items not affecting cash:		
Depreciation and amortization	418,463	488,143
Amortization of customer lists	779,012	489,620
Write-off of customer lists	305,771	-
Loss on disposal of property and equipment	-	654
Write-off of remote terminal network and work order registration process software	-	312,921
Write-off of due to acquisition partners	-	(35,479)
Changes in non-cash working capital:		
Accounts receivable	912,215	(345,245)
Inventory	113,816	87,575
Prepaid expenses and deposits	2,145	129,232
Accounts payable and accrued liabilities	(60,771)	(575,466)
Deferred revenue	251,038	9,211
	(2,010,444)	(5,878,969)
Investing:		
Proceeds on disposal of property and equipment	-	808
Purchase of property and equipment	(138,118)	(857,261)
Cash paid on acquisitions, net of cash acquired (note 4)	(332,469)	(937,176)
	(470,587)	(1,793,629)
Financing:		
Bank indebtedness	(299,137)	486,742
Long-term receivables	74	(16,876)
Promissory notes	951,188	-
Amounts paid to acquisition partners	(103,090)	(53,721)
Common stock issued for cash (note 9)	-	8,884,453
Refund received for share issue costs	15,407	-
	564,442	9,300,598
Effect of foreign exchange rate changes on cash	(74,173)	(30,793)
Increase (decrease) in cash and cash equivalents	(1,990,762)	1,597,207
Cash and cash equivalents, beginning of year	2,083,017	485,810
Cash and cash equivalents, end of year	$ 92,255	$ 2,083,017
Supplementary disclosure:		
Cash paid for:		
Interest	$ 73,421	$ 20,156
Foreign exchange gains	1,649	40,199
Non-cash transactions:		
Issuance of shares on acquisitions (note 4)	437,372	731,711
Shares reserved for issuance on acquisitions (note 9(c))	30,393	-
Issuance of shares for services rendered (notes 9(b) and (d))	-	418,102
Issuance of shares previously reserved for issuance on acquisitions (note 9(c))	-	150,715

See accompanying notes to consolidated financial statements.

(Expressed in United States dollars)

1. Description of business:

The Company was incorporated under the laws of Bermuda on December 16, 1997 as AI Computer Solutions Ltd. On July 15, 1998 it changed its name to Velocity Computer Solutions, Ltd. and on June 9, 2000, it changed its name to Voyus Ltd.

The Company provides computer and networking services and solutions, including resale of related hardware and software, to small to medium-sized businesses.

The Company has three wholly-owned subsidiaries (Voyus Canada Inc., Velocity Computer Solutions (USA), Inc. and Voyus, Ltd.) as of December 31, 2001. Voyus Canada Inc. is incorporated in Canada and Velocity Computer Solutions (USA), Inc. and Voyus, Ltd. are incorporated in the United States. During the year, six of the Company's wholly-owned subsidiaries, GT Net Works Inc., Jaguar Systems Ltd., Tronica (1985) Inc., Canadian Web Design and Consulting Ltd., Velocity Computer Acquisitions Inc. and 3130011 Manitoba Ltd., were wound up.

2. Continuing operations:

These consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the liquidation of liabilities in the normal course of business. The application of the going concern concept is dependent on the Company's ability to generate future profitable operations and receive continued financial support from its shareholders, creditors and from external financing. The Company has incurred losses and negative cash flows from operating activities in each reporting period and, at December 31, 2001, has an accumulated deficit of $14,718,996 (2000 - $9,986,863) and a working capital deficiency of $1,210,853 (2000 – working capital of $2,604,194). Management is of the opinion that sufficient working capital will be obtained from operations and external financing to meet the Company's liabilities and commitments.

3. Summary of significant accounting policies and practices:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

(a) Principles of consolidation:

The consolidated financial statements include the financial statements of Voyus Ltd. and its subsidiaries, all of which are wholly-owned. The operations of all acquired businesses (note 4) have been consolidated from the date of acquisition. All significant intercompany balances and transactions have been eliminated on consolidation.

(Expressed in United States dollars)

3. Summary of significant accounting policies and practices (continued):

(b) Cash equivalents:

The Company considers all highly liquid debt instruments with terms to maturity of three months or less when acquired to be cash equivalents.

(c) Revenue recognition:

Revenue is comprised of network and PC hardware and software sales and technical services. Revenue from sales of hardware and software is recognized upon the later of transfer of title or upon shipment to the customer. Service revenue is recognized at the time of performance or proportionately over the term of the contract, as appropriate. Amounts received for goods not shipped or services not rendered prior to the end of the period are recorded as deferred revenue.

(d) Inventory:

Inventory is stated at the lower of cost or net realizable amount. Cost is determined using the first-in, first-out method.

(e) Property and equipment:

Property and equipment are stated at cost. The costs of developing the work order registration process system and remote terminal network were capitalized up until September 30, 2000. In October 2000, the Company determined that the future benefits were no longer determinable and consequently these costs have been written off.

Commencing on the utilization of the assets, depreciation is calculated using the declining balance method at 20% per annum for furniture and fixtures, 30% per annum for computer and telephone equipment, and 50% per annum for computer software. Up until September 30, 2000, depreciation on the remote terminal network and work order registration process software was being calculated using the declining balance method at 30% to 50% per annum.

Leasehold improvements are amortized on a straight-line basis over the term of the lease.

(f) Customer lists:

Customer lists are amortized on a straight-line basis over three years, being the estimated useful lives of the customer lists.

3. Summary of significant accounting policies and practices (continued):

(g) Impairment of long-lived assets:

The Company assesses the recoverability of its long-lived assets, including property and equipment and customer lists, by determining whether the carrying value of the long-lived assets can be recovered, including property and equipment and customer lists, over their remaining life through undiscounted future operating cash flows. An impairment charge will be recognized equal to the excess of the carrying value over such cash flows. The assessment of the recoverability will be impacted if estimated future operating cash flows are not achieved. An impairment charge of $305,771 was recognized in fiscal 2001 relating to the customer lists. An impairment charge of $312,921 was recognized in fiscal 2000 relating to the remote terminal network and work order registration process software.

(h) Translation of foreign currencies:

The functional currency for the Company is Canadian dollars and the reporting currency for the Company is U.S. dollars. Accordingly, foreign currency denominated balances of the Company are initially measured in Canadian dollars. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities in Canadian dollars are reflected in earnings for the period.

For financial statement reporting purposes, the translation from the functional currency to the reporting currency is performed for assets and liabilities using exchange rates in effect at the balance sheet date. Revenue and expense transactions are translated using average exchange rates prevailing during the period. Exchange gains and losses arising on translation of the Company's functional currency into the reporting currency, are excluded from the determination of income and reported as the cumulative translation adjustment in shareholders' equity.

To the date of these consolidated financial statements, the Company has not entered into derivative or other instruments to mitigate the risk of foreign currency fluctuation.

(i) Income taxes:

Effective January 1, 2000, the Company adopted Section 3465 of the CICA Handbook, Income Taxes ("Section 3465"). Section 3465 requires a change from the deferral method of accounting for income taxes to the asset and liability method of accounting for income taxes.

Under the asset and liability method of Section 3465, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future tax assets are reduced by a valuation allowance to the extent that the recoverability of the asset is not considered more likely than not.

(Expressed in United States dollars)

3. Summary of significant accounting policies and practices (continued):

(j) Stock-based compensation plans:

The Company has two stock-based compensation plans, which are described in note 9(e). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to accumulated deficit.

(k) Loss per share:

Loss per share is calculated based upon the weighted average number of shares outstanding during the year which was 29,193,257 (2000 - 22,326,695).

(l) Use of estimates:

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include estimating the recoverability of accounts receivable and long-term receivables and the valuation of inventory, property and equipment, customer lists, deferred tax assets, and amounts which will be owing to acquisition partners in accordance with the terms of the acquisition. Actual results could differ from those estimates.

(m) Comparative figures:

Certain comparative figures have been reclassified to conform with `the current year presentation.

4. Acquisitions and purchases of customer lists:

(a) Harris Computer Services asset acquisition:

On January 31, 2001, Voyus acquired all of the assets of the Toronto branch of 2728052 Canada Inc. (doing business as Harris Computer Services) through the issuance of 537,318 shares of Voyus with a market value of $0.47 (Cdn. $0.70) per share and cash payments totaling $332,469 (Cdn. $500,000), of which $232,728 (Cdn. $350,000) was paid on closing and the balance was paid 6 months from the date of closing. The acquisition has been accounted for using the purchase method of accounting and the results of operations are consolidated from the date of acquisition.

(Expressed in United States dollars)

4. Acquisitions and purchases of customer lists (continued):

(a) Harris Computer Services asset acquisition (continued):

In addition, Voyus agreed to issue an additional 268,659 shares of Voyus based on achieving certain performance conditions related to the customer lists acquired on or before December 31, 2001. As the performance conditions related to the acquired customer lists were determined to be met on December 31, 2001, the shares were reserved for issuance on December 31, 2001. The shares were recorded at their market value of $0.06 (Cdn. $0.10) on the determination date and have been included as an additional cost of the acquisition and added to customer lists.

The aggregate purchase price of $617,248 was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

Current assets	$	26,306
Property and equipment		20,342
Customer lists		570,600
		617,248
Current liabilities		-
Purchase price for 100% interest in Harris Computer Services	$	617,248
Cost of acquisition:		
Common shares issued	$	252,539
Performance shares issued		16,120
Cash paid on closing		232,728
Cash paid subsequent to closing		99,741
Shares reserved for issuance		16,120
	$	617,248

Future income tax assets of $10,329 arising from the above acquisition have been fully offset by an equal valuation allowance and have not been recorded in the purchase equation.

(Expressed in United States dollars)

4. Acquisitions and purchases of customer lists (continued):

(b) Canadian Web Design and Consulting Inc.:

On June 21, 2000, the Company signed a Letter of Intent to acquire all of the outstanding shares of Canadian Web Design and Consulting Inc. ("Canadian Web") effective June 1, 2000 as dated on the Share Purchase Agreement. The Company gained effective control over the acquiree in July 2000 and recorded the acquisition as of July 1, 2000. As consideration for the shares in Canadian Web, the Company issued 71,365 shares of Voyus with a market value of $0.90 (Cdn. $1.35) per share and a cash payment of $16,882 (Cdn. $25,000) which was paid on closing. The acquisition has been accounted for using the purchase method of accounting and the results of operations are consolidated from the date of acquisition.

In addition, the Company agreed to issue up to an additional 71,365 shares based on the Company achieving certain performance conditions related to the gross margins through May 31, 2001 from the customer lists acquired. As the performance conditions related to the acquired customer lists were determined to be met on May 31, 2001, the Company has reserved for issuance an additional 71,365 shares. The shares were recorded at their market value of $0.20 (Cdn. $0.31) on the determination date and have been included as an additional cost of the acquisition and added to customer lists.

The aggregate purchase price of $107,364, which includes direct acquisition costs of $11,981, was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

Current assets	$ 16,733
Property and equipment	13,874
Customer lists	116,997
	147,604
Current liabilities	(40,240)
Purchase price for 100% interest in Canadian Web	$ 107,364
Cost of acquisition:	
Common shares issued	$ 64,228
Performance shares reserved for issuance	14,273
Cash paid on closing	16,882
Costs of acquisition	11,981
	$ 107,364

Acquired future income tax liabilities assumed in conjunction with the above acquisition of $34,669 have been offset by an equal reduction in the valuation allowance against the Company's deferred income tax assets and have not been recorded in the purchase equation.

(Expressed in United States dollars)

4. Acquisitions and purchases of customer lists (continued):

(c) Jaguar Systems Ltd.:

On February 18, 2000, the Company signed a Letter of Intent to acquire all of the outstanding shares of Jaguar Systems Ltd. ("Jaguar") effective February 1, 2000 as dated on the Share Purchase Agreement. The Company gained effective control over the acquiree on March 16, 2000 and recorded the acquisition as of February 1, 2000. In return for the shares in Jaguar, the Company issued 600,000 shares of Voyus with a market value of $1.45 (Cdn. $2.10) per share and cash payments totaling $414,967 (Cdn. $600,000) of which $103,742 (Cdn. $150,000) is being held in escrow to be released to the vendor 12 months from the date of closing. The acquisition has been accounted for using the purchase method of accounting and the results of operations are consolidated from the date of acquisition.

On January 31, 2001, 250,000 of the issued shares which were contingently returnable were no longer contingently returnable to the Company as certain performance conditions related to the customer lists acquired had been met. An additional 100,000 of the issued shares were no longer contingently returnable as the Company's share closing price on the stock exchange did not exceed $2.47 over ten consecutive trading days prior to the first anniversary date of the closing of the transaction. The 250,000 common shares issued on acquisition that are not contingently returnable to treasury have been recorded at their market value at the acquisition date. The remaining 350,000 common shares were recorded at their fair market value of $0.47 (Cdn. $0.70) on January 31, 2001, the date on which it became determinable that the shares would not be forfeited, and have been included as an additional cost of the acquisition and assigned to customer lists.

The aggregate purchase price of $1,074,575, which includes direct acquisition costs of $132,608, was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

Current assets	$ 343,690
Property and equipment	41,231
Customer lists	878,726
	1,263,647
Current liabilities	(189,072)
Purchase price for 100% interest in Jaguar	$ 1,074,575
Cost of acquisition:	
Common shares issued	$ 527,000
Cash paid on closing	311,225
Cash paid on closing but held in escrow	103,742
Costs of acquisition	132,608
	$ 1,074,575

(Expressed in United States dollars)

4. Acquisitions and purchases of customer lists (continued):

(c) Jaguar Systems Ltd. (continued):

Acquired future income tax liabilities assumed in conjunction with the above acquisition of $241,051 have been offset by an equal reduction in the valuation allowance against the Company's deferred income tax assets and have not been recorded in the purchase equation.

(d) Tronica (1985) Inc.:

On March 28, 2000, the Company signed a Letter of Intent to acquire all of the outstanding shares of Tronica (1985) Inc. ("Tronica") effective April 1, 2000 as dated on the Share Purchase Agreement. The Company gained effective control over the acquiree on April 7, 2000 and recorded the acquisition as of April 1, 2000. In return for the shares in Tronica, the Company issued 203,321 shares of Voyus with a market value of $1.50 (Cdn. $2.17) per share and cash payments totaling $337,453 (Cdn. $487,500) of which $242,625 (Cdn. $350,000) was paid on closing and the balance is payable nine months from the date of closing. The acquisition has been accounted for using the purchase method of accounting and the results of operations are consolidated from the date of acquisition.

On March 31, 2001, Voyus issued an additional 67,775 shares of Voyus and additional cash consideration of $103,089 (Cdn. $162,500) as the performance conditions related to the customer lists acquired had been met. The 67,775 shares were recorded at their market value of $0.30 (Cdn. $0.47) on March 31, 2001, the date on which it became determinable that the shares would be issuable. The shares issued and the additional cash consideration have been included as an additional cost of the acquisition and assigned to customer lists.

The aggregate purchase price of $778,377, which includes direct acquisition costs of $12,520, was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

Current assets	$	595,016
Property, plant and equipment		69,213
Customer lists		521,775
		1,186,004
Current liabilities		(407,627)
Purchase price for 100% interest in Tronica	$	778,377
Cost of acquisition:		
Common shares issued	$	304,981
Performance shares issued		20,333
Cash paid on closing		242,625
Cash paid subsequent to closing		103,090
Due to acquisition partners		94,828
Costs of acquisition		12,520
	$	778,377

(Expressed in United States dollars)

4. Acquisitions and purchases of customer lists (continued):

(d) Tronica (1985) Inc. (continued):

Acquired future income tax liabilities assumed in conjunction with the above acquisition of $133,861 have been offset by an equal reduction in the valuation allowance against the Company's deferred income tax assets and have not been recorded in the purchase equation.

(e) GT Net Works Inc.:

On October 1, 1999, the Company acquired all of the outstanding shares of GT Net Works Inc. ("GT") through the issuance of 200,000 shares with a value of $0.70 (Canadian $1.00) per share, and cash payments totaling $70,000 (Canadian $100,000), of which $35,000 (Canadian $50,000) was paid on closing, and the balance is payable in equal installments of $8,750 (Canadian $12,500) quarterly from the date of closing. The share certificates were not issued at December 31, 1999 and were shown as part of shares issuable in the stockholders' equity section (note 10(c)). In fiscal 2000, the shares were issued.

Up to 100,000 of the shares were contingently returnable to the Company until one year after the closing date based on certain performance conditions related to the customer list acquired and the continued employment of the vendor. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of the acquisition. As it was considered determinable, beyond a reasonable doubt, as of the date of acquisition, that the contingent shares would not be forfeited, the contingent shares were recorded at their market value on that date. At December 31, 2000, all performance conditions had been met and the contingencies were resolved.

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

Accounts receivable	$ 274,583
Prepaid expense	2,534
Inventory	14,799
Property and equipment	49,173
Customer lists	137,256
	478,345
Current liabilities	(268,345)
Purchase price for 100% interest in GT	$ 210,000
Cost of acquisition:	
Common stock	$ -
Shares issuable	140,000
Cash paid on closing	35,000
Due to acquisition partners	35,000
	$ 210,000

(Expressed in United States dollars)

5. Property and equipment:

	Cost	Accumulated amortization	2001 Net book value	Cost	Accumulated amortization	2000 Net book value
Computer equipment	$ 1,140,895	$ 545,974	$ 594,921	$ 1,103,776	$ 363,582	$ 740,194
Computer software	141,362	97,622	43,740	138,595	81,231	57,364
Furniture and fixtures	213,445	106,072	107,373	219,505	85,981	133,524
Leasehold improvements	347,090	296,027	51,063	342,819	177,455	165,364
Telephone equipment	91,211	49,734	41,477	85,619	38,612	47,007
	$ 1,934,003	$ 1,095,429	$ 838,574	$ 1,890,314	$ 746,861	$ 1,143,453

6. Customer lists:

	2001	2000
Cost	$ 1,987,330	$ 1,586,210
Accumulated amortization	(1,236,690)	(528,265)
	$ 750,640	$ 1,057,945

7. Bank indebtedness:

The Company's subsidiary, Voyus Canada Inc. has a demand overdraft facility with its principal banker, where it can draw an amount equal to the lesser of (i) 50% of accounts receivable outstanding less than 61 days less priority claims and (ii) Canadian $500,000 ($313,913 based on exchange rates in effect at December 31, 2001), bearing interest at bank prime plus 1.5%. The facility is secured by a general security agreement creating a first priority security interest covering all assets of the subsidiary and a guarantee from the Company. As of December 31, 2001, $56,509 (2000 - $166,722) (Cdn. $90,000 (2000 – Cdn. $250,000)) was outstanding under this facility. The terms of the overdraft facility require that certain financial covenants be met. As at December 31, 2001, the Company was in violation of these covenants.

(Expressed in United States dollars)

8. Promissory notes:

On June 20, 2001, the Company signed a letter of intent with I Care Community Associates Ltd. ("I Care") giving I Care the right to purchase up to 29,000,000 shares of Voyus Canada Inc., subject to regulatory and shareholder approval for cash consideration, at a price of $0.20 per share. The Voyus Canada Inc. shares are exchangeable on a one-to-one basis for shares in the Company. I Care did not exercise the right to purchase these shares and this right expired during the year. In addition, I Care agreed to make available to the Company a credit facility of up to approximately $941,738 (Cdn. $1,500,000), bearing interest at the bank prime rate plus 1%. The credit facility is convertible, at any time, into units at a price of $0.20, which conversion price is in excess of the market price of the Company's common shares at June 20, 2001. Each unit consists of one common share and one-half share purchase warrant entitling I Care to purchase one additional common share for two share purchase warrants, for one year from the date of conversion at a price of $0.20. As at December 31, 2001, I Care has provided $924,912 (Cdn. $1,473,200) to the Company under the credit facility. The total number of shares available to be issued under the proposed arrangement with I Care, consisting of the share issuance and the convertible debt financing, shall at no time result in I Care holding more than 49% of the issued and outstanding shares of the Company.

(Expressed in United States dollars)

9. Share capital:

(a) Authorized:

100,000,000 common shares, with par value of $0.0017 per share (issued - see note 9(b))

(b) The issued share capital of the Company is as follows:

	Common shares	Par value	Share premium	Total
Balance, December 31, 1999	17,511,824	$ 29,771	$ 5,133,527	$ 5,163,298
Issued for cash pursuant to Agency agreement	3,529,411	6,000	2,994,000	3,000,000
Issued for services rendered	200,000	340	169,660	170,000
Issued for cash pursuant to an Agency agreement	1,515,117	2,576	1,891,320	1,893,896
Issued for services rendered	100,000	170	124,830	125,000
Issued for services rendered	98,482	167	122,935	123,102
Issued for cash pursuant to Agency agreement	4,000,000	6,800	3,993,200	4,000,000
Issued on acquisition of Canadian Web Design & Consulting Ltd.	71,365	121	64,108	64,229
Issued on acquisition of Jaguar Systems Ltd.	250,000	425	362,075	362,500
Performance shares issued on acquisition of Jaguar Systems Ltd.	350,000	-	-	-
Issued on acquisition of Tronica (1985) Inc.	203,321	346	304,636	304,982
Shares reserved for issuance on Total Computer Services Corp.	21,000	36	10,679	10,715
Shares reserved for issuance on acquisition of GT Networks	200,000	340	139,660	140,000
Stock options exercised	333,207	566	146,391	146,957
Agents warrants exercised	311,533	529	217,311	217,840
Share issue expenses	-	-	(792,343)	(792,343)
Balance, December 31, 2000	28,695,260	48,187	14,881,989	14,930,176
Issued on acquisition of Toronto assets of 2728052 Canada Inc. (note 4(a))	537,318	913	251,626	252,539
Performance shares released on acquisition of Jaguar Systems Ltd. (note 4(c))	-	595	163,905	164,500
Performance shares issued on acquisition of Tronica (1985) Inc. (note 4(d))	67,775	115	20,218	20,333
Share issue expense recovery	-	-	15,408	15,408
Balance, December 31, 2001	29,300,353	$ 49,810	$ 15,333,146	$ 15,382,956

(Expressed in United States dollars)

9. Share capital (continued):

(c) Shares reserved for issuance:

(i) During 2000, the Company issued 21,000 common shares at a deemed price of $0.51 (Canadian $0.75) per share pursuant to a customer list acquisition entered into on June 7, 1999. These shares had been reserved for issuance on December 31, 1999.

(ii) During 2000, the Company issued 200,000 common shares at a deemed price of $0.70 (Canadian $1.00) pursuant to the acquisition of all of the outstanding shares of GT Net Works Inc. on October 1, 1999. These shares had also been reserved for issuance on December 31, 1999.

(iii) On December 31, 2001, the Company has reserved for issuance 268,659 common shares at a market price of $0.06 (Canadian $0.10) per share pursuant to the acquisition of all of the assets of the Toronto branch of 2728052 Canada Inc. (doing business as Harris Computer Services) entered into on January 31, 2001 (note 4(a)).

(iv) On December 31, 2001, the Company has reserved for issuance 71,365 common shares at a market price of $0.20 (Canadian $0.31) per share pursuant to the acquisition of all of the outstanding shares of Canadian Web Design & Consulting Ltd. entered into on June 21, 2000 (note 4(b)).

(d) Special warrants:

(i) Pursuant to an agency offering agreement entered into on August 6, 1999 in respect of the Company's initial public offering, the Company issued 500,000 agents warrants which entitled the agent to purchase, up to 500,000 common shares at a price of $0.70 per share for a period of one year ending September 30, 2000. During the year ended December 31, 2000, 311,533 agents warrants were exercised and the remaining 188,467 warrants expired unexercised effective September 30, 2000.

(ii) On March 16, 2000, the Company completed a private placement financing which consisted of the issuance of 3,529,411 Special Warrants at a price of $0.85 each for gross proceeds of $3,000,000. Each Special Warrant is exercisable for one unit at no additional cost where each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant is exercisable until March 15, 2001 to purchase one common share at a price of $0.90 per share. During the year, 3,529,411 share purchase warrants expired unexercised effective March 15, 2001.

(Expressed in United States dollars)

9. Share capital (continued):

(d) Special warrants (continued):

(ii) (continued):

In connection with the offering, the Company agreed to pay a commission of 7.5% of gross proceeds and to issue the agents Series "A" Special Warrants which entitle the agents to purchase up to 441,176 common shares at a price of $0.85 per share until March 15, 2001. The Company also agreed to pay a corporate finance fee by issuing to the agents a total of 200,000 Series "B" Special Warrants each of which will entitle the agents to receive one common share of the Company without any additional consideration. The fair value assigned to these Series "B" Special Warrants of $170,000 are based upon the Special Warrants price of $0.85 each and have been included with the special warrant proceeds in shareholders' equity. Total costs of this offering, including the value assigned to the Series "B" Special Warrants, approximates $447,574. During the year, 441,176 Series "A" Special Warrants expired unexercised effective March 15, 2001.

(iii) On May 26, 2000, the Company completed a private placement financing which consisted of the issuance of 1,515,117 Special Warrants at a price of $1.25 each for gross proceeds of $1,893,896. Each Special Warrant is exercisable, without further payment, for a Unit of the Company, each Unit comprising one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at a price of $1.40 for a period of 12 months expiring May 26, 2001. During the year, 1,515,117 share purchase warrants expired unexercised effective May 26, 2001.

In connection with this offering, the Company agreed to pay an Agents' Fee consisting of that number of Agents' Series "A" Special Warrants which is equal to 6.5% of the number of Special Warrants sold on such Closing and that number of Agents' Series "B" Special Warrants which is equal to 10% of the number of Special Warrants sold on such Closing. Each Agents' Series "A" Special Warrant converts into one common share, without further consideration. Each Agents' Series "B" Special Warrant converts into one Agents' Warrant, which entitles the holder to purchase one additional common share at a price of $1.40 for a period of 12 months expiring May 26, 2001. During the year, 151,511 Agents' Warrants expired unexercised effective May 26, 2001.

(Expressed in United States dollars)

9. **Share capital (continued):**

(d) Special warrants (continued):

(iii) (continued):

In addition, the Company agreed to pay the Agents a corporate finance fee of 100,000 Agents' Series "C" Special Warrants. Each Agents' Series "C" Special Warrant converts into one common share, without further consideration.

The fair value assigned to these Series "A" and Series "C" warrants of $248,102 are based upon the Special Warrants price of $1.25 each and have been included with the special warrant proceeds in shareholders' equity. Total costs of this offering, including the value assigned to the Series "A" and Series "C" Special Warrants, approximates $294,939.

(iv) On August 8, 2000, the Company completed a private placement financing which consisted of the issuance of 4,000,000 Units of the Company to Ventures West 7 Limited Partnership ("Ventures West') at a price of $1.00 each for gross proceeds of $4,000,000. Each Unit consists of one common share and three-quarters of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at a price of $1.00 per share if exercised prior to the first anniversary of the closing date on the transaction, and $1.25 per share, if exercised thereafter. These warrants expire August 8, 2002. The units are subject to a four-month hold period from the date of closing. Total issue costs related to this private placement approximate $54,697. No share purchase warrants have been exercised during the year.

(v) The following warrants were issued and outstanding as at December 31, 2001:

	Expiry date	Exercise price	Number of warrants	Exchangeable into common shares
Share purchase warrants	August 7, 2002	$1.25	4,000,000	3,000,000

(e) Stock option and share purchase plans:

Pursuant to a stock option plan dated January 1999, amended in December 1999, March 2000, June 2000 and June 2001, the Company has reserved 5,874,344 common shares for future issuance under its stock option plan. The plan provides for the granting of options at the fair market value of the Company's stock at the grant date. Options granted under the plan have a term not to exceed ten years and vest over three to five years.

(Expressed in United States dollars)

9. **Share capital (continued):**

(e) Stock option and share purchase plans (continued):

Stock option activity for 2000 and 2001 is presented below:

	Number of shares	Weighted average exercise price
Outstanding, December 31, 1999	2,958,945	$ 0.41
Granted	2,263,261	0.84
Exercised	(333,207)	0.44
Cancelled	(1,048,265)	0.55
Outstanding, December 31, 2000	3,840,734	0.55
Granted	1,282,956	0.31
Exercised	-	-
Cancelled	(1,760,700)	0.51
Outstanding, December 31, 2001	3,362,990	$ 0.29

The following table summarizes information concerning outstanding and exercisable options at December 31, 2001:

Exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Number exercisable
$ 0.22	1,257,728	2.37	246,503
$ 0.26	84,500	2.22	20,556
$ 0.32	769,772	2.91	186,048
$ 0.35	1,250,990	1.43	638,014
	3,362,990		1,091,121

Pursuant to a share purchase plan dated March 6, 1998, the Company issued 1,370,000 shares to a trust for future allocation to employees and directors. Shares under the share purchase plan have been transferred to the trust at $0.0017 per share, the estimated fair value at the date the share purchase plan was adopted. Shares purchased by employees and directors under the share purchase plan are subject to vesting periods of five years and three years, respectively.

(Expressed in United States dollars)

10. Commitments:

The Company is committed to the following operating lease payments for premises and various service vehicles:

Year ending December 31:	
2002	$ 669,234
2003	623,223
2004	292,417
2005	238,591
2006	125,273
	$ 1,948,738

The Company has undertaken to sub-lease that portion of the premises that is in excess of the Company's needs. Under the terms of these sub-lease agreements, the Company has commitments for payments of $158,602 in 2002, $146,015 in 2003 and $41,896 in 2004. Payments from the sub-lease agreements have not been offset against operating lease payments.

11. Taxation:

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on either income or capital gains attributable to Bermuda. The Company has received an undertaking from the Minister of Finance in Bermuda that in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

The Company's subsidiary, Voyus Canada Inc., is subject to taxation in Canada. Velocity Computer Solutions (USA) Inc. and Voyus, Ltd. are subject to taxation in Delaware, U.S.A.

For the year, the Company and its subsidiaries did not have any current or future income tax expense. Income tax expense shown in the consolidated statements of operations varies from the amount computed by applying the Bermuda statutory tax as follows:

	2001	2000
Statutory tax rate	0%	0%
Expected income tax recovery	$ -	$ -
Increased (reduced) by:		
Differences between Canadian and Bermuda tax rates	(1,207,227)	(2,114,589)
Adjustment to future tax assets and liabilities for changes in tax laws and rates	484,817	415,803
Changes in the balance of the valuation allowance allocated to income tax expense	576,614	1,698,786
Foreign exchange translation	145,796	-
Income tax expense	$ -	$ -

(Expressed in United States dollars)

11. Taxation (continued):

The tax effects of temporary differences that give rise to significant future tax assets and future tax liabilities are as follows:

	2001	2000
Future tax assets:		
Loss carry forwards	$ 2,909,630	$ 2,672,389
Book depreciation and amortization not deducted for tax purposes	282,706	151,495
Total gross future tax assets	3,192,336	2,823,884
Valuation allowance	(3,094,755)	(2,507,812)
Net future tax assets	97,581	316,072
Future tax liabilities:		
Excess of book values of software and customer lists over tax basis	(97,581)	(316,072)
Net future income taxes	$ -	$ -

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

The valuation allowance for future tax assets as of January 1, 2001 was $2,507,812. The net change in the total valuation allowance for the year ended December 31, 2001 was an increase of $586,943 of which $10,329 was a result of an acquisition during the year and $576,614 was allocated to income.

At December 31, 2001, for Canadian income tax purposes, the Company's subsidiaries have approximately $8,030,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:

2005	$ 620,000
2006	1,710,000
2007	3,410,000
2008	2,290,000

(Expressed in United States dollars)

12. Segmented information:

In the opinion of management, the Company operates in the network and PC hardware and software industry and all revenues of the Company are made in this segment. The chief operating decision-making officer makes decisions about allocating resources based on this single operating segment.

All of the Company's revenues are in Canada. The Company has approximately 75% (2000 - 82%) of its assets in Canada and 25% (2000 - 18%) in Bermuda.

The Company had one significant customer for which sales were $1,962,310 (2000 - $5,145,436). The amount receivable from this customer at December 31, 2001 was $44,831 (2000 - $544,529).

13. Related party transactions:

(a) In 2000, the Company had management service agreements with Fundamental Investments Ltd. and No. 365 Sailview Ventures Ltd., which employ certain directors of the Company. Each agreement provided for monthly payments of $10,417, plus expenses, for the management services provided. These agreements were discontinued as of June 30, 2000. During 2000, the Company made payments of approximately $125,000 under these agreements. These transactions were in the normal course of business and were measured at the exchange amount, which is the amount of consideration established and agreed to by related parties which management considered to be the fair value of the services at the time of the transaction.

(b) During the year, the Company provided hardware and services totaling $43,402 (2000 - $34,942) to Ventures West 7 Management Ltd., which employs a director of the Company. Of this amount, $2,026 (2000 - $32,347) is included in accounts receivable at December 31, 2001. All transactions are in the normal course of business and were measured at the exchange amount.

(c) During the year, the Company provided hardware and services totaling $2,632 (2000 - $28,432) to Global E-Biz Canada Ltd., which employs directors of the Company. All transactions are in the normal course of business and were measured at the exchange amount.

(d) During the year, the Company provided services totaling $5,023 to CCS Group Limited, which employs a director of the Company. At December 31, 2001, $7,534 is included in accounts receivable. All transactions are in the normal course of business and were measured at the exchange amount.

(Expressed in United States dollars)

14. Subsequent events:

(a) Share issuances:

Subsequent to year end, the Company issued 71,365 and 268,659 shares as contingent payments relating to the acquisitions of Canadian Web and Harris Computer Services, respectively.

(b) Stock option grants:

Subsequent to year-end, the Company granted 3,156,500 stock options to various employees of the Company. The options are exercisable on or before January 22, 2007, at a price of $0.06 per share, after which time they will expire. The options granted are subject to shareholder approval which will be sought at the Company's next Annual General Meeting.

(c) Financing:

Subsequent to year end, the Company received an additional $282,251 (Cdn. $450,000) from I Care. As well, the Company amended their loan agreement, which was previously a promissory note. The revised agreement increases the interest rate to 11.5%, with 7% payable monthly, and 4.5% to be accrued and repaid on March 1, 2004. The principal has been amended from demand to where it is to be repaid by March 1, 2004. I Care retains the right to convert the debt into common shares at a conversion price to be agreed upon, which will be subject to regulatory and/or shareholder approvals. In addition, the Company has agreed to issue one-half share purchase warrants equal to the total principal and interest outstanding divided by $0.15, with each whole share purchase warrant entitling I Care to purchase one common share at $0.15 per share.

(d) Sale of customer list:

Subsequent to year end, the Company signed an agreement with Final Frontiers Systems Corp. ("Final Frontiers"), where Final Frontiers will provide Voyus' centralized Helpdesk and suite of remote management tools to companies throughout Southern Alberta. In addition, Final Frontiers will take over Voyus' Calgary customer list and will pay Voyus a percentage of future revenues derived on those customer lists.

15 Financial instruments:

(a) Fair value disclosures:

The carrying value of cash and cash equivalents, accounts receivable, long-term receivables, accounts payable and accrued liabilities, bank indebtedness and promissory notes, approximate their fair values due to the relatively short periods to maturity of the instruments.

(b) Foreign currency risk:

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations.

The Company has not entered into contracts for foreign exchange hedges.

(c) Credit risk:

To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses. The allowance for doubtful accounts at December 31, 2001 was $163,095 (2000 - $92,312).

SCHEDULE C: MANAGEMENT DISCUSSION

MANAGEMENT DISCUSSION AND ANALYSIS

(Expressed in US dollars unless otherwise indicated)

Note: The following management discussion has been prepared as a summary of activities for the year ended December 31, 2001 compared to the same period in 2000 and significant events subsequent to that period, and should be read in conjunction with the financial statements and notes thereto that are included in this report, which financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

Forward-Looking Statements

Statements in this filing about future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in any forward-looking statements. These factors include, among others, those described in connection with the forward-looking statements, and the factors listed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission and other regulatory authorities.

Nature of Business

The Company's mission is to become a leading technology services organization that delivers premium outsourced information technology (IT) services to small to medium sized businesses and organizations. The Company's objectives is to create a recurring revenue stream by offering efficient subscription-based IT service solutions to its clients, 24 hours a day, 7 days a week, using onsite, voice and online IT solutions.

Results of Operations for the Year ended December 31, 2001 and December 31, 2000

Revenues.

Gross revenue was US$8.92 million for its financial year ended December 31, 2001 compared to US$13.97 million in 2000, a decrease of US$5.06 or 36% from the previous year. Services revenue increased to US $4.80 million for the year ended 2001 compared to $4.24 million for the year ended 2000, an increase of 13%. Network equipment revenue was US$4.12 million in 2001 compared to $9.73 million in 2000, or a decrease of 58%. This increase in the services revenue and the decrease in network and pc equipment revenue is consistent with the Company's long-term objective of focussing its resources on higher margin technical services revenue. Services revenue represents 54% of total revenue in 2001 compared to 30% in 2000.

Services revenues are expected to increase in absolute dollars and as a percentage of sales in future periods as existing clients with installed systems continue to require technical services for maintenance and upgrades. The Company is also committed to increasing its recurring service revenue base with existing and newly acquired clients. Clients who are members of this plan receive onsite service, help desk support and remote network and desk-top monitoring and support services.

Gross Margin.

Gross margin as a percentage of total revenue increased 5%, from 18% in 2000 to 22% in 2001. Gross margin decreased from US$2.50 million in 2000 to US$1.97 million in 2001. This was a direct result of the reduced network equipment revenue during the year. Gross margin derived from network and PC equipment sales during the year ended December 31, 2001 was US$0.3 million or 7% of gross margin, compared to US$1.4 million or 14% gross margin in 2000. The decline in gross margin from network and PC equipment sales was a direct result of industry wide competitive pricing in hardware, and a general economic decline in network and PC equipment sales. Gross margin derived from services during the year ended December 31, 2001 accounted for US$1.7 million or a 35% gross margin, compared to US$1.1 million or 27% gross margin in 2000. This is consistent with the company's long term objective of focusing its resources on higher margin recurring services revenue. The increase in gross margins relating to services is expected to increase in 2002 as the Company continues to focus on the sale of its higher margin portfolio of technical services, including its recurring services, network project installations, and on-site service and support.

Selling and marketing expenses decreased 37% from US$2.75 million in 2000 to US$1.73 million in 2001. Cost savings in selling and marketing were realized through staff reductions and from cutbacks in marketing and branding. Selling and marketing expenses are expected to increase during the year ended December 31, 2002 as the company increases its sales and marketing efforts around its channel offering. Sales and marketing costs as a percentage of revenue is not expected to increase in 2002.

General and administrative expenses declined 31% from US$4.94 million in 2000 to US$3.42 million in 2001. The general reduction in operating costs were the result of a corporate-wide restructuring of operations during the year including staff reductions, reduced professional fees and reduced travel and entertainment costs. This move was made to deal with the general decline in demand for network and PC equipment and it's services.

The amortization of customer lists increased 59% to US$0.78 million in 2001 compared to US$0.49 million in 2000. This was primarily due to the amortization costs associated with the acquisition of Harris Computer Services which occurred during late 2000. Due to its late acquisition in 2000 there was little impact on the 2000 financial results. The Company also wrote off approximately $300,000 of its customer lists which related to the acquisition of Jaguar and Canadian Web Design during prior years. The Company's policy is to assess the recoverability of it's long lived assets by determining whether the carrying value can be recovered. If it cannot be recovered then an impairment charge and write down will take place.

Net Loss.

Net loss for the year ended December 2001 improved to US \$4.73 million or 53% of sales, compared to US \$6.44 million or 46% of sales in 2000. Included in the 2001 net loss is a one time charge of US\$0.31 million for the write-down of the Company's customer lists acquired on its acquisitions. A one-time charge of US\$0.31 million was taken during 2000 related to the write-down of the Company's previously capitalized work order registration process software. Net losses are expected to continue for the year ending December 31, 2002.

Capital Resources and Liquidity

Cash balances net of bank indebtedness decreased to negative \$ 75,317 at December 31, 2001 from \$1.60 million at December 31, 2000. The decrease in cash originated principally from the negative cash flow from operations during the year ended December 31,2001.

Historically, the Company's sources of liquidity have been primarily through equity financings and borrowings under a bank line of credit of up to CDN\$0.50 million. Cash and cash equivalents currently will not be sufficient to meet the Company's anticipated cash needs for working capital and capital expenditures through 2002. The Company will need additional capital to fund its working capital requirements for 2002. The Company is currently pursuing several financing alternatives to satisfy its working capital requirements.

On June 20, 2001 the Company announced that it, Voyus Canada and I Care had signed a Loan Agreement dated June 15, 2001, under which I Care would make available a CDN\$1.5 million credit facility at a rate of prime plus 1%. The credit facility allows Voyus Canada to draw down funds on an incremental basis up to the full amount available under the Loan Agreement. The Bridge Loan is convertible at the option of I Care into units of the Company at \$0.20 (U.S.) per unit. Each unit consists of one common share and one-half warrant; each whole warrant is exercisable to purchase one additional common share at \$0.20 (U.S.) per share for a period of twelve months from the date of conversion. The Bridge Loan is secured by a security interest in the assets of Voyus Canada granted under the terms of a General Security Agreement among the Company, Voyus Canada and I Care. A default on the Bridge Loan will have a material adverse effect on the Company's business and ability to continue as a going concern.

In connection with the Bridge Loan, on June 20, 2001, the Company signed a letter of intent with the I Care Group, under which the I Care Group, or a designee of the I Care Group, agreed to purchase and the Company and Voyus Canada agreed to sell up to a 49% interest in Voyus Canada, consisting of up to 29,000,000 shares of Voyus Canada at a price of $0.20 (U.S.). The letter of intent has subsequently expired and the Company is currently in discussions with I Care regarding a future equity investment by I Care.

There can be no assurance that the Company's actual expenditures for the fiscal year ending December 31, 2002, will not exceed its estimated operating budgets or that the economic condition or the demand for IT services will not adversely affect the Company's plan of operations. Management of the Company has completed a revised plan for 2002 with a business model which reflects the realities of today's economic climate and while the new plan will be focused on profitability there still will be a need for outside capital.

The failure to raise such capital may cause the Company to default on material obligations and such default may have a material adverse effect on its business and results of operations. Without additional financing, the Company may not be able to continue as a going concern.

The Company may also encounter opportunities for acquisition or other business initiatives that require cash commitments, or unanticipated problems or expenses that could result in a requirement for additional cash before that time. There can be no assurance that the Company will be successful in obtaining additional financing on acceptable terms, if at all. If the Company is unable to secure additional financing, the Company intends to concentrate its resources on servicing its existing customer base and developing its business and to reduce the amount of resources dedicated to its acquisition and growth strategy. Such a reduction may have a material adverse effect on the Company's future business and results of operations.

Significant Events and Transactions

Harris Computer Services asset acquisition.

On January 31, 2001, Voyus completed the acquisition of all of the assets of the Toronto Branch of 2728052 Canada Inc. (doing business as Harris Computer Services) through a combination of cash and common shares in the capital of the Company. The acquisition has been accounted for using the purchase method of accounting and the results of operations are consolidated from the date of acquisition.

Bank indebtedness.

The Company's subsidiary, Voyus Canada Inc. has a demand overdraft facility with its principal banker with certain terms and conditions bearing interest at bank prime plus 1.5%. The terms of the overdraft facility require that certain financial covenants be met. As at December 31, 2001, the company was in violation of these covenants.

Promissory note.

On June 20, 2001, Voyus signed a letter of intent with I Care Community Associates Ltd. ("I Care"), giving I Care the right to purchase up to 29,000,000 shares at CAD$0.20 per share. I Care did not exercise this right to purchase the shares, and the rights expired during the year. I Care also agreed to make a credit facility available, of up to approximately $941,738 (CAD$1,500,000) bearing interest at the bank prime plus 1% with certain conversion privileges. The credit facility is being used to fund the working capital requirements of the company. The credit facility was convertible, at any time, into units at a price of $0.20. Each unit consists of one common share and one half share purchase warrant entitling I Care to purchase one additional common share for two purchase warrants, for one year from the date of conversion at a price of $0.20. The total number of shares available for issuance under this arrangement shall at no time result in I Care holding more than 49% of the issued and outstanding shares of the Company.

Investor Relations

During the twelve month period ended December 31, 2001, the investor relations functions were accomplished with the use of independent contractors whose duties included the dissemination of news releases, investor communications and general day to day operations of the department. The costs of these dependant contractors and activities are incorporated in the financial statements and included in the category of general and administrative expenses.

Subsequent Events

Share issuances.

Subsequent to year-end, Voyus issued 71,365 and 268,659 shares as contingent payments related to the acquisitions of Canadian Web and Harris Computer Services, respectively.

Stock option grants.

Subsequent to year-end, Voyus granted 3,156,000 stock options to various employees of Voyus. The options, subject to shareholder approval, are exercisable on or before January 22, 2007, at a price of $0.06 per share, after which time they will expire.

Financing.

Subsequent to year-end, Voyus received an additional US$282,251 (CAD$450,000) from I Care. The Company also amended its loan agreement with I Care, which was previously a promissory note. The interest rate is being increased to 11.5%, with 7% payable monthly, and 4.5% to be accrued and repaid on March 1, 2004. The principal has been amended from demand to where it is to be repaid on March 1, 2004. I Care retains certain debt to share conversion privileges. Voyus has agree to issue one-half share purchase warrants equal to the total principal and interest outstanding divided by US$0.15, with each whole share purchase warrant entitling I Care to purchase one common share at US$0.15 per share.

Sale of customer list.

Subsequent to year-end, Voyus signed an agreement with Final Frontiers Systems Corp. ("Final Frontiers"), where Final Frontiers will provide Voyus centralized helpdesk and suite of remote management tools to companies throughout Southern Alberta. In addition, Final Frontiers will take over Voyus' Calgary customer list and will pay Voyus a percentage of future revenues derives on those customer lists.

SCHEDULE B: SUPPLEMENTARY INFORMATION
(All currency contained in this report is expressed in U.S. dollars unless otherwise stated)

Item 1:

1(a) Breakdown of Certain Expenditures

	Year ended December 31, 2001
Selling and Marketing Expenses	
Advertising	150,056
Automobiles	33,739
Contractors and Consulting	28,240
Marketing and Promotion	11,260
Meals and Entertainment	16,036
Office and General	6,000
Printing and stationary	6,018
Salaries and benefits	1,354,130
Severance	18,203
Telephone and communications	31,325
Training and education	3,605
Travel	73,497
	1,732,108

	Year ended December 31, 2001
General and Administrative Expenses	
Accounting and audit	198,120
Automobiles	31,745
Bad Debts	246,618
Capital and income taxes	8,932
Consulting and contractors	158,006
Courier and freight	18,893
Exchange and filing fees	3,471
Insurance	66,712
Bank charges	16,518
Investor relations	13,063
Legal	293,508
Miscellaneous	1,966
Meals and entertainment	26,019
Office and general	140,306
Rent and building costs	424,233
Recruiting and personnel	82,542
Salaries and benefits	1,267,105
Severance	172,203
Telephone and communications	176,353
Training and education	20,810
Travel	51,526
	3,418,648

1(b) Related party transactions

During the quarter ended December 31, 2001, the Company provided hardware and services totaling $6,646 (2000 - $34,942) to Ventures West 7 Management Ltd. which employs a director of the Company. Of this amount, $2,026 (2000 - $32,347) is included in accounts receivable at December 31, 2001. All transactions are in the normal course of business and were measured at the exchange amount.

During the quarter ended December 31, 2001, the Company provided hardware and services totaling $697 (2000 - $5,390) to Global E-Biz Canada Ltd., which employs directors of the Company. All transactions are in the normal course of business and were measured at the exchange amount.

During the quarter ended December 31, 2001, the Company provided services totaling $5,023 to CCS Group Limited, which employs a director of the Company. At December 31, 2001, $7,534 is included in accounts receivable. All transactions are in the normal course of business and were measured at the exchange amount.

2(a) Summary of securities issued during the quarter ended December 31, 2001

No securities were issued during the quarter.

2(b) Summary of options granted during the quarter ended December 31, 2001.

No stock options were granted during the quarter.

Item 3

3(a) Authorized capital and summary of shares issued and outstanding

Description	Number of Shares
Authorized Capital	100,000,000
Shares Issued and Outstanding as at 12/31/01	29,300,353
Shares Issued during the quarter ended 12/31/01	Nil
Shares reserved for issuance during quarter ended 12/31/01	Nil
Shares cancelled during the quarter ended 12/31/01	Nil

3(b) Summary of Options and Warrants outstanding

Description	Number	Exercise Price	Weighted Average Remaining Vesting Life
Options Outstanding			
	1,257,728	$0.22	2.37
	84,500	$0.26	2.22
	769,772	$0.32	2.91
	1,250,990	$0.35	1.43
Total options outstanding	**3,362,990**		
Description	**Number**	**Exercise Price**	**Weighted Average Remaining Vesting Life**
Warrants Outstanding			
Purchase Warrants	4,000,000	$1.25	(1)

(1) On August 8, 2000, the Company completed a private placement financing which consisted of the issuance of 4,000,000 Units of the Company to Ventures West 7 Limited Partnership at a price of $1.00 each for gross proceeds of $4,000,000. Each Unit consists of one common share and three-quarters of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at a price of $1.00 per share if exercised prior to the first anniversary of the closing date on the transaction, and $1.25 per share, if exercised thereafter. These warrants expire August 8, 2002.

3(c) Number of shares in escrow or subject to a pooling agreement

Description	Number
Shares subject to a pooling agreement - Founders Shares	2,400,000
Shares subject to a pooling agreement - Non-Founders Shares	1,058,683
Shares in escrow	Nil

3(d) List of Directors as at December 31, 2001

Names	Position
Dr. John Basil Peters	Chairman and Director
James Paul Peters	President and Director
Shawn Darren Chute	Director
Dr. Robin Louis	Director
Greg Radmilo Vasic	Director
Robert van Dijk	Director

FORM 51-901F - Schedule "A"

QUARTERLY REPORT

ISSUER DETAILS:

FOR QUARTER ENDED March 31, 2002

DATE OF REPORT May 30, 2002

NAME OF ISSUER Voyus Ltd.

ISSUER ADDRESS Reid House, 31 Church Street, Hamilton, Bermuda

ISSUER FAX NUMBER (604) 320-6569

ISSUER PHONE NUMBER (604) 320-6566

CONTACT PERSON John Farlinger

CONTACTS POSITION Chief Financial Officer

CONTACT TELEPHONE NUMBER (604) 320-6566

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

(signed) *Shawn Chute*	02/05/30
DIRECTOR'S SIGNATURE	DATE SIGNED (YY/MM/DD)
(signed) *Basil Peters*	02/05/30
DIRECTOR'S SIGNATURE	DATE SIGNED (YY/MM/DD)

Interim Consolidated Financial Statements
(Expressed in United States dollars)

VOYUS LTD.

Three months ended March 31, 2002 and 2001
(Unaudited)

VOYUS LTD.

Interim Consolidated Balance Sheets
(Expressed in United States dollars)

	March 31, 2002	December 31, 2001
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 3,539	$ 92,255
Accounts receivable	1,131,108	1,132,798
Inventory	128,597	180,196
Prepaid expenses and deposits	82,489	80,744
Total current assets	1,345,733	1,485,993
Property and equipment	1,929,343	1,934,003
Accumulated depreciation and amortization	(1,155,633)	(1,095,429)
Net property and equipment	773,710	838,574
Long-term receivables	15,640	15,664
Customer lists, net of accumulated amortization	626,035	750,640
Total assets	$ 2,761,118	$ 3,090,871
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 174,396	$ 167,572
Accounts payable and accrued liabilities	1,206,061	1,229,520
Deferred revenue	307,546	374,842
Promissory note (note 3)	-	924,912
Total current liabilities	1,688,003	2,696,846
Convertible debenture (note 3)	1,167,680	-
Shareholders' equity:		
Authorized:		
100,000,000 common shares with a par value of $0.0017		
Issued and outstanding:		
29,300,353 common shares (December 31, 2001 – 29,300,353)	15,382,956	15,382,956
Shares issuable	30,393	30,393
Accumulated deficit	(15,207,179)	(14,718,996)
Cumulative translation adjustment	(300,735)	(300,328)
	(94,565)	394,025
Total liabilities and shareholders' equity	$ 2,761,118	$ 3,090,871

See accompanying notes to interim consolidated financial statements.

VOYUS LTD.

Interim Consolidated Statements of Operations and Deficit
(Unaudited)
(Expressed in United States dollars)

	Three months ended March 31, 2002	Three months ended March 31, 2001
Revenue:		
Technical services	$ 781,346	$ 1,283,901
Hardware and software sales	547,277	1,752,920
	1,328,623	3,036,821
Cost of revenues	905,497	2,479,455
Gross margin	423,126	557,366
Expenses:		
Selling and marketing	190,932	584,152
General and administrative	500,744	910,868
Depreciation and amortization	63,578	116,343
Amortization of customer lists	123,482	175,937
Interest expense	18,597	6,335
Interest Income	-	(10,824)
Foreign exchange loss (gain)	806	(7,678)
	898,139	1,775,133
Loss before the undernoted	(475,013)	(1,217,767)
Restructuring costs	13,170	-
Loss for the period	(488,183)	(1,217,767)
Deficit, beginning of period	(14,718,996)	(9,986,863)
Deficit, end of period	$ (15,207,179)	$ (11,204,630)
Loss per share – basic and diluted	$ (0.02)	$ (0.04)
Weighted average number of shares outstanding	29,300,353	29,287,558

See accompanying notes to interim consolidated financial statements.

VOYUS LTD.

Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in United States dollars)

	Three months ended March 31, 2002	Three months ended March 31, 2001
Cash flows from operating activities:		
Loss for the period	$ (488,183)	$ (1,217,767)
Items not affecting cash:		
Amortization of customer lists	123,482	175,937
Depreciation and amortization	63,578	116,343
Accrued interest on promissory note	10,724	-
Changes in non-cash working capital:		
Accounts receivable	(87)	(384,596)
Inventory	51,340	100,235
Prepaid expenses and deposits	(1,873)	(63,142)
Accounts payable and accrued liabilities	(21,545)	284,323
Deferred revenue	(66,738)	(57,925)
Net cash used in operating activities	(329,302)	(1,046,592)
Cash flows from investing activities:		
Purchase of property and equipment	-	(87,741)
Cash paid on acquisitions of net of cash acquired and purchases of customer lists	-	(232,728)
Long-term receivables	-	(9,069)
Net cash used in investing activities	-	(329,538)
Cash flows from financing activities:		
Bank indebtedness	7,091	-
Convertible debenture	233,917	
Refund received for share issue costs	-	15,407
Net cash provided by financing activities	241,008	15,407
Effect of foreign exchange rate changes on cash	(422)	(31,286)
Decrease in cash and cash equivalents	(88,716)	(1,392,009)
Cash and cash equivalents, beginning of period	92,255	1,596,275
Cash and cash equivalents, end of period	$ 3,539	$ 204,266

VOYUS LTD.

Interim Consolidated Statements of Cash Flows (Continued)
(Unaudited)
(Expressed in United States dollars)

	Three months ended March 31, 2002	Three months ended March 31, 2001
Supplementary information:		
Cash paid for:		
Interest	$ 18,597	$ 6,335
Foreign exchange gains	806	7,678
Non-cash transactions:		
Conversion of promissory note to convertible debenture (note 3)	1,167,680	-
Issuance of shares on acquisitions	-	252,539
Contingent shares issued on acquisitions	-	164,500
Shares reserved for issuance on acquisitions	-	20,333
Amounts owing to acquisition partners on acquisitions	-	207,722

See accompanying notes to interim consolidated financial statements.

(Expressed in United States dollars)

1. Continuing operations:

These consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the liquidation of liabilities in the normal course of business. The application of the going concern concept is dependent on the Company's ability to generate future profitable operations and receive continued financial support from its shareholders, creditors and from external financing. The Company has incurred losses and negative cash flows from operating activities in each reporting period and, at March 31, 2002, has an accumulated deficit of $15,207,179 (December 31, 2001 - $14,718,996) and a working capital deficiency of $342,270 (December 31, 2001 - $1,210,883). Management is currently of the opinion that sufficient working capital will be obtained from operations and external financing to meet the Company's liabilities and commitments.

2. Unaudited interim financial information:

The financial information as at March 31, 2002 and for the three month period ended March 31, 2002 and 2001 is unaudited.

The accompanying unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Bermuda and Canada but do not include all information and footnotes required by Bermuda and Canadian generally accepted accounting principles for annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or for any other period. These financial statements have been prepared on a basis consistent with and should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company's audited financial statements for the fiscal year ended December 31, 2001.

(Expressed in United States dollars)

3. Financing:

On June 20, 2001, the Company signed a letter of intent with I Care Community Associates Ltd. ("I Care") giving I Care the right to purchase up to 29,000,000 shares of Voyus Canada Inc., subject to regulatory and shareholder approval for cash consideration, at a price of $0.20 per share. The Voyus Canada Inc. shares are exchangeable on a one-to-one basis for shares in the Company. I Care did not exercise the right to purchase these shares and this right expired during the year. In addition, I Care agreed to make available to the Company a credit facility of up to approximately $940,262 (Cdn. $1,500,000), bearing interest at the bank prime rate plus 1%. The credit facility is convertible, at any time, into units at a price of $0.20, which conversion price is in excess of the market price of the Company's common shares at June 20, 2001. Each unit consists of one common share and one-half share purchase warrant entitling I Care to purchase one additional common share for two share purchase warrants, for one year from the date of conversion at a price of $0.20.

As at March 31, 2002, I Care has provided $1,167,680 (Cdn. $1,862,800), including accrued interest, to the Company under an amended credit facility. The total number of shares available to be issued under the proposed arrangement with I Care, consisting of the share issuance and the convertible debt financing, shall at no time result in I Care holding more than 49% of the issued and outstanding shares of the Company. That letter of intent has since expired and an amended agreement has been agreed to during the quarter ended, March 31, 2002.

During the quarter, the Company amended their loan agreement, which was previously a demand promissory note. The revised agreement increases the interest rate to 11.5%, with 7% payable monthly, and 4.5% to be accrued and repaid on March 1, 2004. The principal has been amended from demand to where it is to be repaid by March 1, 2004. I Care retains the right to convert the debt into common shares at a conversion price to be agreed upon, which will be subject to regulatory and/or shareholder approvals. In addition, the Company has agreed to issue one-half share purchase warrants equal to the total principal and interest outstanding divided by $0.15, with each whole share purchase warrant entitling I Care to purchase one common share at $0.15 per share.

4. Stock option grants and cancellations:

(a) On January 22, 2002, the Company granted 3,156,500 stock options to various employees of the Company. The options are exercisable on or before January 22, 2007 at a price of $0.06 per share, after which time they will expire. The options granted are subject to shareholder approval which will be sought at the Company's next Annual General Meeting.

(b) During the three months ended March 31, 2002, the Company cancelled 870,833 stock options to various ex-employees of the Company.

(Expressed in United States dollars)

---

5. Related party transactions

During the quarter ended March 31, 2002, the Company provided hardware and services totaling $4,197 (2001 – $25,586) to Ventures West 7 Management Ltd. which employs a director of the Company. All transactions are in the normal course of business and were measured at the exchange amount.

During the quarter ended March 31, 2002, the Company provided services totaling $7,525 (2001 – nil) to CCS Group Limited, which employs a director of the Company. At March 31, 2002, $5,400 (2001 – nil) is included in accounts receivable. All transactions are in the normal course of business and were measured at the exchange amount.

There were no other significant related party transactions noted during the quarter.

6. Subsequent events:

(a) Share issuances:

Subsequent to March 31, 2002, the Company issued 71,365 and 268,659 shares as contingent payments relating to the acquisitions of Canadian Web Design and Consulting Inc. and Harris Computer Services, respectively.

(b) Sale of customer list

Subsequent to March 31, 2002, the Company signed an agreement with Final Frontiers Systems Corp. ("Final Frontiers"), where Final Frontiers will provide Voyus' centralized Helpdesk and suite of remote management tools to companies throughout Southern Alberta. In addition, Final Frontiers will take over Voyus' Calgary customer list and will pay Voyus a percentage of future revenues derived on those customer lists.

(c) Loan conversion

Upon satisfaction of certain conditions by Voyus, I Care will convert approximately $1,096,972 (Cdn. $1.75 million) previously advanced to Voyus under a convertible debenture (the "Debenture") into 21,033,654 common shares of Voyus. I Care will cancel all share purchase warrants and other rights to invest additional funds in Voyus provided in earlier agreements upon conversion. The loan conversion is subject to shareholder approval which will be sought at the Company's next Annual General Meeting.

(Expressed in United States dollars)

6. Subsequent events (continued):

(d) Financing

Subsequent to March 31, 2002, I Care has further agreed to advance an additional $313,421 (Cdn. $500,000). The principal amount of this advance will be convertible under the Debenture, as amended, into units of Voyus at the rate of $0.065 per unit. Each unit will comprise one Voyus common share and one-quarter of a warrant to purchase one additional common share with an exercise price of $0.10 per share, until December 31, 2002. I Care

(e) Business combination and security agreement

Subsequent to March 31, 2002, Voyus and PCsupport.com Inc. ("PCsupport"), a provider of technical help desk support services, have reached an agreement in principle to combine the business operations of the two entities. Under this agreement in principle, at completion, Voyus shareholders will receive 66.66% and PCsupport shareholders will receive 33.33% of the shares of the combined entity, subject to certain conditions being met.

Pursuant to the agreement in principle, Voyus has agreed to advance approximately $125,368 (Cdn. $200,000) to fund the working capital requirements of PCsupport. Voyus has already advanced approximately $62,684 (Cdn. $100,000) under this agreement. The advances will be secured by a charge against PCsupport's assets.

May 30, 2002

VIA SEDAR

British Columbia Securities Commission
701 West Georgia Street
Vancouver, BC V7L 1L2

Alberta Securities Commission
410, 300 – 5th Avenue, S.W.
Calgary, AB T2P 3C4

TSX Venture Exchange
609 Granville Street
Vancouver, BC V7Y 1H1

Dear Sir/Madam:

Re: Voyus Ltd. (the "Issuer")

We confirm that the following material was sent by pre-paid mail on May 30, 2002 to the shareholders on the supplemental mailing list of the Issuer:

- Quarterly Report Form 51-901F for the quarter ended March 31, 2002.

In compliance with regulations made under the *British Columbia Securities Act*, we provide this material to you.

Sincerely,

"Christina D. Swan"

Christina D. Swan
Corporate Secretary
Voyus Ltd.

B.C.

FORM 51-901F - Schedule's "B & C"

QUARTERLY REPORT

ISSUER DETAILS:

FOR QUARTER ENDED March 31, 2002

DATE OF REPORT May 30, 2002

NAME OF ISSUER Voyus Ltd.

ISSUER ADDRESS Reid House, 31 Church Street, Hamilton, Bermuda

ISSUER FAX NUMBER (604) 320-6569

ISSUER PHONE NUMBER (604) 320-6566

CONTACT PERSON John Farlinger

CONTACTS POSITION Chief Financial Officer

CONTACT TELEPHONE NUMBER (604) 320-6566

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

(signed) *Shawn Chute*	02/05/30
DIRECTOR'S SIGNATURE	DATE SIGNED (YY/MM/DD)
(signed) *Basil Peters*	02/05/30
DIRECTOR'S SIGNATURE	DATE SIGNED (YY/MM/DD)

SCHEDULE B: SUPPLEMENTARY INFORMATION

(All currency contained in this report is expressed in U.S. dollars unless otherwise stated)

Item 1:

Breakdown of Certain Expenditures

	Three months ended March 31, 2002
Selling and Marketing Expenses	
Advertising	18,409
Automobiles	3,637
Contractors and Consulting	-
Marketing and Promotion	-
Meals and Entertainment	1,601
Office and General	2,293
Printing and Stationary	-
Salaries and Benefits	152,831
Severance	1,158
Telephone and Communications	4,737
Training and Education	1,527
Travel	4,739
	190,932
General and Administrative Expenses	
Accounting and Audit	18,813
Automobiles	7,394
Bad Debt	12,542
Capital and Income Taxes	-
Consulting and Contractors	52,176
Courier and Freight	1,168
Exchange and Filing Fees	2,291
Insurance	3,383
Bank Charges	4,570
Investor Relations	(538)
Legal	9,536
Miscellaneous	-
Meals and Entertainment	3,516
Office and General	33,198
Rent and Building Costs	97,984
Recruiting and Personnel	6,774
Salaries and Benefits	169,413
Severance	33,236
Telephone and Communications	34,259
Training and Education	-

Travel	11,029
	500,744

Item 2:

Related party transactions

During the quarter ended March 31, 2002, the Company provided hardware and services totaling $4,197 (2001 – $25,586) to Ventures West 7 Management Ltd. which employs a director of the Company. All transactions are in the normal course of business and were measured at the exchange amount.

During the quarter ended March 31, 2002, the Company provided services totaling $7,525 (2001 – nil) to CCS Group Limited, which employs a director of the Company. At March 31, 2002, $5,400 (2001 – nil) is included in accounts receivable. All transactions are in the normal course of business and were measured at the exchange amount.

There were no other significant related party transactions noted during the quarter.

Item 3:

3(a) Summary of securities issued during the quarter ended March 31, 2002

No securities were issued during the quarter.

3(b) Summary of options granted during the quarter ended March 31, 2002

Date	Name	Number of Options Granted	Exercise Price	Expiration Date
Insiders	Shawn Chute	380,000	$0.06	22-Jan-07
	John Farlinger	440,000	$0.06	22-Jan-07
	Kevin Lennox	160,000	$0.06	22-Jan-07
	Basil Peters	200,000	$0.06	22-Jan-07
	James Peters	40,000	$0.06	22-Jan-07
	Darren Wiebe	280,000	$0.06	22-Jan-07
	Total Insiders	**1,500,000**		
Other employees				
	All other employees	1,656,500	$0.06	22-Jan-07

Total issued during the quarter		3,156,500		

Item 4:

Summary of securities as at the end of March 31, 2002

(a) Authorized and issued share capital

Description	Number of Shares
Authorized Capital	100,000,000
Shares Issued and Outstanding as at 03/31/02	29,300,353
Shares Issued during the quarter ended 03/31/02	Nil
Shares reserved for issuance during quarter ended 03/31/02	340,024
Shares cancelled during the quarter ended 03/31/02	Nil

(b) Summary of options outstanding

Description	Number	Exercise Price		Weighted Average Remaining Vesting Life
Options Outstanding				
	3,023,500		$0.06	2.47
	1,040,520		$0.22	2.12
	67,500		$0.26	1.98
	486,980		$0.32	1.75
	1,030,157		$0.35	1.64
Total Options Outstanding	**5,648,657**			

(c) Summary of warrants outstanding

Description	Number	Exercise Price	Expiration Date
Warrants Outstanding			
Purchase Warrants	4,000,000	$1.25	(1)

(1) On August 8, 2000, the Company completed a private placement financing which consisted of the issuance of 4,000,000 Unites of the Company to Ventures West 7 Limited Partnership at a price of $1.00 each for gross proceeds of $4,000,000. Each Unit consists of one common share and three-quarters of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at a price of $1.00 per share if exercised prior to the first anniversary of the closing date on the transaction, and $1.25 per share, if exercised thereafter. These warrants expire August 8, 2002.

(d) Number of shares in escrow or subject to a pooling agreement

Description	Number of Shares
Shares subject to a pooling agreement - Founders Shares	Nil
Shares subject to a pooling agreement - Non-Founders Shares	Nil
Shares in escrow	Nil

Item 5:

Directors and Officers

Names	Position
Dr. John Basil Peters	Chairman and Director
James Paul Peters	President and Director
Shawn Darren Chute	Director
Greg Radmilo Vasic	Director
Robert van Dijk	Director
Christina Swan	Corporate Secretary

VOYUS LTD.
Quarterly Report to Shareholders for the three months ended March 31, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

MANAGEMENT DISCUSSION AND ANALYSIS
(Expressed in United States dollars unless otherwise indicated)

Note: The following management discussion has been prepared as a summary of activities for the three months ended March 31, 2002 compared to the same period in 2001 and significant events subsequent to that period, and should be read in conjunction with the financial statements and notes thereto that are included in this report, which financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

Forward-Looking Statements

Statements in this filing about future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those described in connection with the forward-looking statements, and the factors listed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission and other regulatory authorities.

Nature of Business

The Company is a provider of full service, eSupport solutions that reduce overall technology support costs for its small to medium-sized business customers. The Company has integrated a complete family of web-based, phone-based and onsite computer and network help technologies to provide customers with a "single point of contact" for their entire information technology (IT) needs. In addition to providing eSupport solutions, the Company provides comprehensive onsite technical services at the customer's site and markets network and PC equipment to provide complete solutions to a customer's evolving IT needs.

Significant Events

Bank indebtedness:

The Company's subsidiary, Voyus Canada Inc. has a demand overdraft facility with its principal banker with certain terms and conditions bearing interest at bank prime plus 2.5%. The terms of the overdraft facility require that certain financial covenants be met. As at March 31, 2002, the company was in violation of these covenants.

Cancellation of Services Contract:

GT Group Telecom ("GT") has elected to allow its desktop services contract to lapse without renewal. The contract expired on January 10, 2002. Revenues derived from GT accounted for approximately 20% of the Company's gross revenues in 2001. The Company has been actively securing key customers to minimize the impact of this loss.

Cost restructuring and discontinued operations:

As a result of the loss of the GT contract the company was forced to downsize and restructure operations. The result was that 17 jobs were eliminated at a cost, in severance, of $10,160 (Cdn. $16,202).

During the quarter, the Company continued to restructure operations with the objective of increasing its operational efficiencies. The closure of its Calgary and Edmonton operations resulted in staff reductions of 10 employees and one time restructuring charges of approximately $13,170 (Cdn. $21,000). The closure of the less efficient branch operations will provide the Company with the opportunity to focus its services in its key operating markets.

Stock option grants:

During the quarter, Voyus granted 3,156,000 stock options to various employees of the Company. The options, subject to shareholder approval, are exercisable on or before January 22, 2007, at a price of $0.06 per share, after which time they will expire.

Results of Operations for the Three Month Period Ended March 31, 2002 and March 31, 2001

Revenues. Gross revenues for the quarter ended March 31, 2002 was $1.33 million compared to $3.04 million in the same period last year, a decrease of 56% from last year. The reduction in revenues can be attributed to an economic slowdown, which began in 2001, and continued to affect corporate IT capital expenditures, including network and PC equipment, during the current quarter. A key factor which contributed to the decline was that effective January 10, 2002, Group Telecom (GT) elected not to extend its managed care service contract with the Company. For the quarter ended, March 31, 2001 GT revenue accounted for 20% of gross revenues versus 9% for the same period in 2002.

Revenues were generated from the Company's operations in the following segments:

Technical Services: Services revenue decreased 39% to $0.78 million this quarter, compared to $1.28 million in the same period last year. Services revenue accounted for 59% of gross revenues for the quarter ended March 31, 2002, compared to 42% for the same period last year. This is consistent with the Company's objective of securing higher margin service revenue verses the lower margin hardware revenue. It is management's belief that in subsequent quarters, service revenues will increase, both, in absolute dollars and as a percentage of gross revenue. The Company expects to continue to secure new customers through recurring services, network project installations, and on-site service and support. Customers who are members of the recurring services plan receive onsite service, help desk support and remote network and desk-top monitoring and support services.

Network and PC Equipment Sales: Revenues from network and PC equipment sales was $0.55 million, or 41% of total revenues, for the quarter ended March 31, 2002, compared to $1.75 million, or 58% of total revenues, for the same period last year, a decline of 69%. The Company's commitment to securing its higher margin service revenue relative to the competitively margined hardware revenues has contributed to the reduction in the hardware revenues. As well, the competitive corporate environment for IT equipment spending coupled with the economic slowdown in IT expenditures also led to a reduction in network and PC equipment revenues during the quarter. In future periods, network and PC equipment sales are expected to increase in absolute dollars as the economy begins to come out of the current slowdown. However, they are expected to decrease in percentage terms, relative to service, as the Company places greater emphasis on securing customers which require the Company's suite of service offerings.

Gross Margin. Gross margin was $0.42 million, or 32% of gross revenues for the three months ended March 31, 2002, compared to $0.58 million, or 18% of gross revenues for the same period in 2001. The 14% increase in the gross margin percentage was attributable to a 17% increase in higher margin service revenues relative to gross revenues at March 31, 2002, compared to the same period last year. Continued cost restructuring also contributed to increased operating efficiencies. Through the remainder of the year, gross margins are expected to increase, as the Company continues to focus on the procurement of higher margin services revenue and strives for greater operating efficiency.

Selling and Marketing Expenses. Selling and marketing expenses declined $0.39 million or 67%, to $0.19 million at March 31, 2002, compared to $0.58 million for the same period in 2001. The Company reduced its marketing staff in mid-2001, resulting in a reduction of its advertising and branding expenditures for the quarter ended March 31, 2002, compared to the same quarter in 2001. Selling and marketing expenses are expected to increase for the remainder of 2002 as the Company increases its sales and marketing efforts for its channel offerings. Selling and marketing costs as a percentage of revenues are not expected to increase for the remainder the year.

General and Administrative Expenses. General and administrative expenses decreased 45% from $0.91 million for the quarter ended March 31, 2001 to $0.50 million for the same period in 2002. A corporate wide restructure of administrative and operational costs during the latter half of 2001 allowed the Company to benefit from cost reductions in the first quarter of 2002, relative to the same period in 2001. As the Company continues to streamline operations, and reduce its administrative and operational overhead, general and administrative expenses are not expected to increase as a percentage of revenue for the remainder of 2002.

Net Loss. Net loss for the three months ended, March 31, 2002 was $0.49 million ($0.02 loss per share), compared to $1.22 million ($0.04 loss per share) for the same period last year, a decrease of 60% in the net loss. The decrease in the net loss can be attributed to the increasing gross margin relative to sales and the reduction in overall costs resulting from ongoing corporate wide restructures. The Company expects to decrease net losses as a percentage of gross revenue in subsequent reporting periods.

Capital Resources and Liquidity

Cash balances net of bank indebtedness decreased to negative $170,857 at March 31, 2002 from negative $75,317 at December 31, 2001. The Company was able to fund its negative cash flow by managing its working capital and by using cash proceeds received from I Care during the quarter ended March 31, 2002. The company's working capital deficiency improved to negative $0.34 million as at March 31, 2002 from negative $1.21 million as at December 31, 2001. This was primarily the result of re-negotiating the ICARE debt facility from a demand loan to a convertible debenture due in two years.

Historically, the Company's sources of liquidity have been primarily through equity financings and borrowings under a bank line of credit, currently at Cdn. $0.25 million. Cash and cash equivalents currently will not be sufficient to meet the Company's anticipated cash needs for working capital and capital expenditures through 2002. The Company will need additional capital to fund its working capital requirements for 2002. The Company is currently pursuing several financing alternatives to satisfy its working capital requirements.

On June 20, 2001 the Company announced that it, Voyus Canada and I Care had signed a Loan Agreement dated June 15, 2001, under which I Care made available a CDN$1.5 million credit facility at a rate of prime plus 1%. The credit facility allowed Voyus Canada to draw down funds on an incremental basis up to the full amount available under the Loan Agreement. The Bridge Loan was convertible at the option of I Care into units of the Company at $0.20 (U.S.) per unit. Each unit consisted of one common share and one-half warrant; each whole warrant was exercisable to purchase one additional common share at $0.20 (U.S.) per share for a period of twelve months from the date of conversion. The Bridge Loan was secured by a security interest in the assets of Voyus Canada granted under the terms of a General Security Agreement among the Company, Voyus Canada and I Care.

As at March 31, 2002, I Care has provided $1,167,680 (Cdn. $1,862,800), including accrued interest, to the Company under an amended credit facility, which had been agreed to during the quarter ended, March 31, 2002. The Company amended their loan agreement, which was previously a demand promissory note and converted it into a convertible debenture with a two year term. The revised agreement increases the interest rate to 11.5%, with 7% payable monthly, and 4.5% to be accrued and repaid on March 1, 2004. The principal has been amended from demand to where it is to be repaid by March 1, 2004. I Care retains the right to convert the debt into common shares at $0.15 per share, which will be subject to regulatory and/or shareholder approvals. In addition, the Company has agreed to issue one-half share purchase warrants equal to the total principal and interest outstanding divided by $0.15, with each whole share purchase warrant entitling I Care to purchase one common share at $0.15 per share.

There can be no assurance that the Company's actual expenditures for the fiscal year ending December 31, 2002, will not exceed its estimated operating budgets or that the economic condition or the demand for IT services will not adversely affect the Company's plan of operations. Management of the Company has completed a revised plan for 2002 with a business model which reflects the realities of today's economic climate and while the new plan will be focused on profitability there still will be a need for outside capital.

The failure to raise such capital may cause the Company to default on material obligations and such default may have a material adverse effect on its business and results of operations. Without additional financing, the Company may not be able to continue as a going concern.

The Company is planning to proceed with additional equity financing during the year. The proceeds will be used to fund current working capital requirements, as the Company continues its restructure of cost and operating efficiencies.

The Company may also encounter opportunities for acquisition or other business initiatives that require cash commitments, or unanticipated problems or expenses that could result in a requirement for additional cash before that time. There can be no assurance that the Company will be successful in obtaining additional financing on acceptable terms, if at all. If the Company is unable to secure additional financing, the Company intends to concentrate its resources on servicing its existing customer base and developing its business and to reduce the amount of resources dedicated to its acquisition and growth strategy. Such a reduction may have a material adverse effect on the Company's future business and results of operations.

Investor Relations

During the three month period ended March 31, 2002, the investor relations functions were accomplished with the use of independent contractors whose duties included the dissemination of news releases, investor communications and general day-to-day operations of the department. The costs of these dependant contractors and activities are incorporated in the financial statements and included in the category of general and administrative expenses (Schedule B: Breakdown of certain expenses).

Subsequent Events

Share issuances:

Subsequent to March 31, 2002, the Company issued 71,365 and 268,659 shares as contingent payments relating to the acquisitions of Canadian Web Design and Consulting Inc. and Harris Computer Services, respectively.

Sale of customer list:

Subsequent to March 31, 2002, the Company signed an agreement with Final Frontiers Systems Corp. ("Final Frontiers"), where Final Frontiers will provide Voyus' centralized Helpdesk and suite of remote management tools to companies throughout Southern Alberta. In addition, Final Frontiers will take over Voyus' Calgary customer list and will pay Voyus a percentage of future revenues derived on those customer lists.

Loan conversion:

Subsequent to March 31, 2002, upon satisfaction of certain conditions by Voyus, I Care will convert approximately $1,096,972 (Cdn. $1.75 million) previously advanced to Voyus under a convertible debenture (the "Debenture") into 21,033,654 common shares of Voyus. I Care will cancel all share purchase warrants and other rights to invest additional funds in Voyus provided in earlier agreements upon conversion. The loan conversion is subject to shareholder approval which will be sought at the Company's next Annual General Meeting.

Financing:

Subsequent to March 31, 2002, I Care has further agreed to advance an additional $313,421 (Cdn. $500,000). The principal amount of this advance will be convertible under the Debenture, as amended, into units of Voyus at the rate of $0.065 per unit. Each unit will comprise one Voyus common share and one-quarter of a warrant to purchase one additional common share with an exercise price of $0.10 per share, until December 31, 2002. I Care may not demand repayment until March 1, 2004, except in the event of default. Subsequent to quarter end, the Company received $219,394 (Cdn. $350,000) from I Care.

Business combination and security agreement:

Subsequent to March 31, 2002, Voyus and PCsupport.com Inc. ("PCsupport"), a provider of technical help desk support services have reached an agreement in principle to combine the business operations of the two entities. Under this agreement in principle, at completion, Voyus shareholders will retain 66.66% of the existing company and PCsupport shareholders will receive 33.33% of new shares to be created by Voyus.

The agreement in principle requires the parties to use their best efforts to raise a minimum of $700,000 to fund working capital requirements of the combined entity. The transaction is subject to a definitive agreement and additional conditions precedent. This transaction is subject to all required regulatory and shareholder approvals.

Further to the agreement in principle, Voyus has agreed to advance approximately $125,368 (Cdn. $200,000) to fund the working capital requirements of PCsupport. Voyus has already advanced approximately $62,684 (Cdn. $100,000) as near term operating capital. The advances will be secured by a charge against PCsupport's assets.